Exhibit 1

Navigator Holdings Ltd.

Preliminary Results for the Three and Nine Months Ended September 30, 2019

Highlights

•

Navigator Holdings Ltd. (the “Company”, “we”, “us” and “our”) reported operating revenue of $75.6 million for the three months ended September 30, 2019, compared to $80.8 million for the three months ended September 30, 2018.

•

Net loss was $2.9 million (loss per share of $0.05) for the three months ended September 30, 2019 (which includes a $1.0 million non-cash loss on exchange rate movements), compared to net income of $0.6 million for the three months ended September 30, 2018.

•	Adjusted EBITDA[1] was $29.5 million for the three months ended September 30, 2019 compared to $30.4 million for the three months September 30, 2018.

•

We have contracted with seven new customers during the third quarter, as well as a twelve-month charter with a major petrochemical producer for one of our ethane-capable midsize vessels at a rate in excess of $30,000 per day.

•

A fourth long term throughput agreement has been signed for the Marine Export Terminal with a major petrochemical producer, increasing total offtake commitments to approximately 75% of nameplate capacity. The committed contracts cover a period of five to seven years.

•

Our 50/50 joint venture relating to our ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”) is forecast to be operational on time and on budget with our first loading scheduled for December 2019.

•	Following the technical management takeover of Navigator Prominence we have now taken 16 vessels into in-house management.

•

On October 29, 2019, the Company closed a sale and leaseback transaction to refinance Navigator Aurora. The sale price agreed was $77.5 million, with the buyer paying 90% of the vessel’s value, or $69.75 million and a seller’s credit representing the remaining 10%. From the proceeds, $44.5 million was used to repay the vessel’s secured tranche of the December 2015 secured term loan facility. Simultaneous with this sale, the Company entered into a bareboat charter for the vessel for a period of up to 13 years, with break clauses at years 5, 7 and 10.

Our medium size gas carriers successfully performed two ‘firsts’ during the third quarter of 2019. Competitive U.S. butane pricing enabled our customers to transport tons to India, adding significant ton mile to the medium size segment, which we believe was the first trade of its kind, as Middle East exports have typically catered for India’s import needs. Also made possible due to competitive U.S. priced natural gas liquids (“NGLS”), one of our medium sized gas carriers transported ethane from the U.S. Gulf to China, which we believe was the first medium sized ethane cargo moving trans-pacific, also indicating longer ton mile in the segment. Our four medium sized vessels were fully utilized during the quarter, and we expect this to continue for the remainder of the year. Medium sized gas carrier 12 month time charter rates increased from approximately $540,000 per calendar month (“pcm”) at the beginning of the quarter to current rates of approximately $740,000 pcm.

The handysize segment remained flat during the third quarter with 12 month time charter rates hovering around $545,000 pcm to current rates of $575,000 pcm, experiencing a time-lag for the positive effects from stronger freight markets for the larger segments above. Geopolitical tension in the Middle East resulted in the introduction of substantial war risk premiums on shipping through the Straits of Hormuz, which made spot movements of LPG and petrochemical cargoes less economical. It appears that only the Very Large Gas Carrier (“VLGC”) market has been able to absorb these increased premiums on their trades.

The handysize segment is continuously expanding its footprint creating new trades that increase incremental demand. We have contracted with seven new clients during the third quarter, putting the handysize’s versatility to practice in new markets in China and in Africa. One example is a new Indian coastal propylene cabotage trade, which balances the domestic market. This is the first time we have engaged one of our handysize vessels for this trade.

The belief in a stronger freight market is underpinned by newbuilding order activity in the market. Six medium-sized gas carriers and two handysize ethylene carriers were confirmed ordered during the third quarter, all with anticipated delivery time within two years.

The Marine Export Terminal is on schedule to commence operations at the end of the year, which will add incremental product supply to the market. Additional U.S. and Canadian export terminals are scheduled to be commissioned in 2020 requiring semi-refrigerated handysize vessels. A continuing healthy freight market for the medium and large gas carriers is believed to be having a positive effect on the handysize segment.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the three months ended September 30, 2018 and 2019:

	(in thousands)
	September 30, 2018	September 30, 2019
Net income/(loss)	$623	$(2,913)
Interest expense	11,014	12,406
Interest income	(202)	(197)
Income taxes	137	131
Depreciation and amortization	18,846	19,009

EBITDA(1)	$30,418	$28,436
Foreign currency exchange gain on senior secured bonds	—	(4,171)
Unrealized loss on non-designated derivative instruments	—	5,197
Adjusted EBITDA(1)	$30,418	$29,462

1

EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. We define Adjusted EBITDA as EBITDA before any foreign currency exchange gain or loss on senior secured bonds and unrealized gain or loss on non-designated derivative instruments. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to any financial measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. See the table above for a reconciliation of EBITDA and Adjusted EBITDA to net income/(loss), our most directly comparable financial measure calculated accordance with U.S. GAAP.

Conference Call Details:

On Thursday, November 14, 2019, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928 592 (Standard International Dial In). Please quote “Navigator” to the operator. There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic replay of the conference call will be available until Thursday, November 21, 2019, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009 785 (Standard International Dial In). Access Code: 11870348#

Navigator Gas

Attention: Investor Relations Department

London:	10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

New York:	650 Madison Ave, 25th Floor, New York, NY 10022. Tel: +1 212 355 5893

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our depth of technical expertise and a modern versatile fleet.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These risks and uncertainties include but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	the availability of low sulfur fuel oil compliant with IMO 2020 regulatory requirements;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•

our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge. Three of our vessels were named in a recent U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) Advisory to the Maritime Petroleum Shipping Community as ships that had engaged in such ship to ship transfers of cargoes that may have ultimately been destined for Syria;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•

our expectations regarding the construction and financing of the Marine Export Terminal, the financing of our investment in the Marine Export Terminal and the financial success of the Marine Export Terminal and our related 50/50 joint venture with Enterprise Products Partners L.P.; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2018	September 30, 2019
	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$71,515	$56,951
Accounts receivable, net	17,033	23,632
Accrued income	4,731	2,680
Prepaid expenses and other current assets	16,057	21,087
Bunkers and lubricant oils	8,789	8,446

Total current assets	118,125	112,796
Non-current assets
Vessels, net	1,670,865	1,625,913
Property, plant and equipment, net	1,299	1,098
Investment in equity accounted joint venture	42,462	117,656
Right-of-use asset for operating leases	—	7,041

Total non-current assets	1,714,626	1,751,708

Total assets	$1,832,751	$1,864,504

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$68,857	$67,779
Current portion of operating lease liabilities	—	1,104
Accounts payable	10,784	8,351
Accrued expenses and other liabilities	12,798	15,701
Accrued interest	4,613	2,544
Deferred income	8,342	13,309

Total current liabilities	105,394	108,788

Non-current Liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	599,676	635,375
Senior secured bond, net of deferred financing costs	68,378	65,197
Senior unsecured bond, net of deferred financing costs	99,039	98,055
Derivative liabilities	5,154	8,706
Operating lease liabilities, net of current portion	—	6,193

Total non-current liabilities	772,247	813,526

Total Liabilities	877,641	922,314
Commitments and contingencies (see note 13)
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,826,644 shares issued and outstanding, (2018: 55,657,631)	557	558
Additional paid-in capital	590,508	591,623
Accumulated other comprehensive loss	(363)	(360)
Retained earnings	364,408	350,369

Total stockholders’ equity	955,110	942,190

Total liabilities and stockholders’ equity	$1,832,751	$1,864,504

Navigator Holdings Ltd.

Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended September 30, (in thousands except share and per share data)		Nine months ended September 30, (in thousands except share and per share data)
	2018	2019	2018	2019
Revenues
Operating revenue	$80,843	$75,624	$231,813	$225,313

Expenses
Brokerage commissions	1,434	1,217	3,793	3,759
Voyage expenses	17,251	13,387	46,158	43,181
Vessel operating expenses	26,873	26,820	79,624	83,742
Depreciation and amortization	18,846	19,009	57,256	56,870
General and administrative costs	4,867	4,631	14,126	14,628

Total operating expenses	69,271	65,064	200,957	202,180

Operating income	11,572	10,560	30,856	23,133
Other income/(expense)
Foreign currency exchange gain on senior secured bonds	—	4,171	—	3,219
Unrealized loss on non-designated derivative instruments	—	(5,197)	—	(3,552)
Interest expense	(11,014)	(12,406)	(32,891)	(36,768)
Interest income	202	197	561	617

Income/(loss) before income taxes and share of result of equity accounted joint venture	760	(2,675)	(1,474)	(13,351)
Income taxes	(137)	(131)	(366)	(305)
Share of result of equity accounted joint venture	—	(107)	—	(247)

Net income/(loss)	$623	$(2,913)	$(1,840)	$(13,903)

Earnings/(loss) per share:
Basic:	$0.01	$(0.05)	$(0.03)	$(0.25)
Diluted:	$0.01	$(0.05)	$(0.03)	$(0.25)

Weighted average number of shares outstanding:
Basic:	55,656,304	55,829,239	55,620,149	55,781,276
Diluted:	56,000,240	55,829,239	55,620,149	55,781,276

Navigator Holdings Ltd.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months ended September 30, 2018	Nine Months ended September 30, 2019
	(in thousands)	(in thousands)
Cash flows from operating activities
Net loss	$(1,840)	$(13,903)
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized loss on non-designated derivative instruments	—	3,552
Depreciation and amortization	57,256	56,870
Payment of drydocking costs	(4,875)	(9,060)
Prior year expenses recovered in insurance claim	(776)	—
Amortization of share-based compensation	765	1,116
Amortization of deferred financing costs	1,692	2,936
Share of result of equity accounted joint venture	—	247
Unrealized foreign exchange gain on senior secured bonds	—	(3,219)
Other unrealized foreign exchange gain	39	(198)
Changes in operating assets and liabilities
Accounts receivable	1,089	(6,599)
Bunkers and lubricant oils	(2,542)	343
Accrued income and prepaid expenses and other current assets	425	(1,546)
Accounts payable, accrued interest, accrued expenses and other liabilities	4,541	3,851

Net cash provided by operating activities	55,774	34,390

Cash flows from investing activities
Refunds/(additions) to vessels and equipment	69	(2,565)
Investment in equity accounted joint venture	(25,994)	(75,440)
Purchase of other property, plant and equipment	(120)	(255)
Insurance recoveries	1,010	1,130

Net cash used in investing activities	(25,035)	(77,130)

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	21,900	162,000
Issuance costs of secured bond	—	(136)
Issuance costs of unsecured bond amendment	—	(1,325)
Issuance costs of secured term loan facilities	—	(1,448)
Issuance costs of terminal credit facility	—	(2,765)
Repayment of secured term loan facilities and revolving credit facilities	(64,290)	(128,150)

Net cash (used in)/provided by financing activities	(42,390)	28,176

Net decrease in cash, cash equivalents and restricted cash	(11,651)	(14,564)
Cash, cash equivalents and restricted cash at beginning of period	62,109	71,515

Cash, cash equivalents and restricted cash at end of period	$50,458	$56,951

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$33,438	$35,478

Total tax paid during the period	$107	$225